1900 K Street, NW Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

January 29, 2013

VIA EDGAR

Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”)

File Nos. 033-12113, 811-05028

Dear Mr. Bartz:

In a January 7, 2013 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 242 (“PEA 242”) to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 317 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on November 15, 2012. PEA 242 was filed to register the PIMCO Emerging Markets Full Spectrum Bond Fund, a new series of the Registrant (the “Fund”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA 242.

Prospectuses

Comment 1:        Confirm that the front cover page includes all of the information required by Item 1(a) of Form N-1A, such as the name of the series, classes and ticker symbols.

Response:        Comment accepted. The front cover page of the definitive prospectuses for the Fund will include all of the information required by Item 1(a) of Form N-1A.

Comment 2:        Footnote 3 to the fee table relates to an Expense Limitation Agreement. Confirm that the Agreement has been or will be filed as an exhibit to the registration statement.

Ed Bartz January 29, 2013 Page 2

Response:        Comment accepted. The Expense Limitation Agreement was previously filed as an exhibit to the Registrant’s registration statement. An updated schedule to the Agreement, reflecting the addition of the Fund, will be filed as an exhibit to the registration statement.

Comment 3:        The Fund has adopted 80% tests pursuant to Rule 35d-1. In your response, explain how derivatives will be valued for purposes of complying with the Fund’s 80% tests.

Response:        The Fund will typically count each applicable derivative instrument’s market value for purposes of determining compliance with the Fund’s 80% policy. In connection with credit default swaps in which the Fund is selling protection, the Fund counts the full notional value of the swap for purposes of the Fund’s compliance with its 80% test. For additional information regarding how the Fund values its derivative investments generally, please see the “How Fund Shares Are Priced” section of the prospectus, which describes the process by which the Fund values its portfolio holdings, including derivatives.

Comment 4:        The Fund has an 80% test relating to “Fixed Income Instruments.” Consistent with the use of “Bond” in the name of the Fund, revise the 80% test to apply to “bonds” instead of “Fixed Income Instruments.”

Response:        The Registrant does not believe that the Fund’s use of the term “Fixed Income Instruments” rather than “bond” in describing the Fund’s investments raises any issue under Rule 35d-1. The Staff has stated that for the purposes of Section 35(d), investing in “debt instruments” is sufficient for funds with “bond” in their names. Specifically, the Staff’s generic comment letter of February 25, 1994 states that “…a fund using the term ‘bond’ in its name satisfies the requirements of Section 35(d) of the Investment Company Act of 1940 (“1940 Act”) and Guide 1 to Form N-1A if it invests at least 65 percent [now 80 percent] of its total assets in debt instruments.”

The capitalized term “Fixed Income Instruments” is defined prominently at the beginning of the Characteristics and Risks of Securities and Investment Techniques section of the prospectus to include a variety of debt instruments. The Registrant believes that this disclosure adequately describes what the Fund considers to be a “bond” for purposes of its investment policies, and is consistent with Section 35(d) and Rule 35d-1 thereunder.

Comment 5:        The Fund also has an 80% test relating to “investments economically tied to emerging market countries.” Please direct the Staff to the section of the prospectus that defines “emerging market countries” as used in the 80% test.

Ed Bartz January 29, 2013 Page 3

Response:        Please see the Characteristics and Risks of Securities and Investment Techniques—Foreign (Non-U.S.) Securities—Emerging Market Securities section of the prospectus, which states the following:

PIMCO has broad discretion to identify countries that it considers to qualify as emerging markets. In making investments in emerging market securities, the Fund emphasizes those countries with relatively low gross national product per capita and with the potential for rapid economic growth. Emerging market countries are generally located in Asia, Africa, the Middle East, Latin America and Eastern Europe. PIMCO will select the country and currency composition based on its evaluation of relative interest rates, inflation rates, exchange rates, monetary and fiscal policies, trade and current account balances, legal and political developments and any other specific factors it believes to be relevant.

Comment 6:        The Principal Investment Strategies describes the Fund’s benchmark index as a blend of three different indexes. In your response, explain why a blended benchmark is an appropriate broad-based securities market index for the Fund.

Response:        Form N-1A defines “appropriate broad-based securities market index” to mean an index “that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The SEC has stated that “[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and risks relative to the market.”1

In the case of the Fund, the constituent component indexes of the blended index are the JPMorgan Global Bond Index Emerging Markets—Global Diversified, JPMorgan Emerging Markets Bond Index Global and JPMorgan Corporate Emerging Market Bond Index Diversified.

In light of the Fund’s investment objective and principal investment strategies, the Registrant believes the blended index is “appropriate” within the meaning of the Form N-1A definition since the blended index reflects the market for the principal investments of the Fund. Importantly, each component index individually, as well as the blended index collectively, is calculated and administered by an organization unaffiliated with the Fund, its investment adviser and principal underwriter.2

[1]	Registration Form Used by Open-End Management Investment Companies, SEC Rel. No. IC-23064 (Mar. 13, 1998).

[2]

“To prevent a conflict of interest from arising, the index must be created and administered by an organization that is not an affiliated person of the fund, its adviser or principal underwriter….” Disclosure of Mutual Fund Performance and Portfolio Managers, SEC Rel. No. IC-19382 (Apr. 6, 1993) (citing potential conflicts of interest as the primary reason for requiring a broad-based securities market index to be administered by an unaffiliated third party, unless the index is widely recognized and used, in which case the potential for conflict is diminished because the index is used for purposes other than as a benchmark against which to measure fund performance).

Ed Bartz January 29, 2013 Page 4

With regard to whether the blended index is “broad-based,” irrespective of whether or not each of the component indexes are themselves “broad-based securities market indexes,”3 the Registrant believes that the blended index, when considered as a whole, represents a sufficiently broad segment of the securities market that it should be deemed to be a “broad-based securities market index.” Accordingly, the Registrant believes the blended index provides investors with a basis for evaluating the Fund’s performance and risks relative to the market, consistent with the requirements of Form N-1A and the SEC guidance cited above.

Comment 7:        Certain principal risks of the Fund, such as commodity risk, equity risk, mortgage-related and other asset-backed risk, real estate risk, and smaller company risk, are not discussed in the Principal Investment Strategies. Please add discussion of these investments to the Principal Investment Strategies if they are principal risks of the Fund.

Response:        The Fund will invest in a variety of Underlying PIMCO Funds and Acquired Funds (as disclosed in the Principal Investment Strategies), some of which utilize principal investment strategies to gain exposure to commodities, equities or real estate, or invest in securities issued by smaller companies. The Fund may also invest directly in Fixed Income Instruments (as disclosed in the Principal Investment Strategies section), which are defined in the Characteristics and Risks of Securities and Investment Techniques—Fixed Income Instruments section of the prospectus to include “mortgage-backed and other asset-backed securities.” Accordingly, the Registrant believes the Fund’s Principal Investment Strategies section adequately discusses the Fund’s potential investment in the securities addressed by Commodity Risk, Equity Risk, Mortgage-Related and Other Asset-Backed Risk, Real Estate Risk, and Smaller Company Risk.

[3]

With respect to the Fund’s blended index, the following component indexes are the “appropriate broad-based securities market index” for other series of the Registrant listed in parentheses: JPMorgan Emerging Markets Bond Index Global (PIMCO Emerging Markets Bond Fund) and JPMorgan Corporate Emerging Market Bond Index Diversified (PIMCO Emerging Markets Corporate Bond Fund).

Ed Bartz January 29, 2013 Page 5

Comment 8:        The first sentence of Issuer Non-Diversification Risk states “the risk of focusing investments in a small number of issuers, including being more susceptible to risks associated with a single economic, political or regulatory occurrence than a more diversified portfolio might be” (emphasis added). Delete the second “more” as a fund is either diversified or non-diversified, not “more diversified” than other funds.

Response:        While technically true that a fund is either diversified or non-diversified within the meaning of Section 5(b) of the 1940 Act (as opposed to being more or less diversified than other diversified funds), we believe the disclosure is appropriate as is. The disclosure is not limited to a discussion of “non-diversified” strictly within the meaning of the 1940 Act, but rather is aimed at discussing non-diversification of investments in a broader, plain English context. The Registrant believes that the current “Non-Diversification Risk” clearly communicates to investors the risks associated with non-diversification (as that term is commonly used and understood in plain English) of investments.

Comment 9:        The Classes of Shares—Class A, C and R Shares section of the Class A, C and R prospectus states that Class A shares may be subject to a contingent deferred sales charge (“CDSC”) under certain circumstances. Accordingly, confirm that the definitive prospectus will disclose the amount of the CDSC as part of the shareholder fees section of the fee table.

Response:        Comment accepted. The definitive prospectus will include this information.

SAI

Comment 10:        Page 15 of the SAI states, “[i]n the case of privately issued mortgage-related securities, the Funds take the position that mortgage-related securities do not represent interests in any particular ‘industry’ or group of industries. Therefore, a Fund may invest more or less than 25% of its total assets in privately issued mortgage-related securities.” Delete or revise this statement in light of the Staff’s view that privately issued mortgage-related securities do represent interests in an industry or group of related industries for purposes of a fund’s concentration policy.

Response:        The Registrant notes that the Staff has previously commented on this issue with respect to Registrant’s Post-Effective Amendment No. 174, as filed on May 27, 2010, and Post-Effective Amendment No. 200, as filed June 1, 2011. The Staff has also commented on this issue with respect to several other post-effective amendments filed by the Registrant and other PIMCO-advised registrants. The Registrant’s response is substantively similar to the response provided to the comment on Post-Effective Amendment No. 174,4 as supplemented by subsequent letters from PIMCO to the Staff.

[4]	See Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 174 (July 26, 2010).

Ed Bartz January 29, 2013 Page 6

Consistent with the position expressed in prior PIMCO correspondence with the Staff, as of June 30, 2011, each fund included in the SAI filed as part of PEA 242, including the Fund, has adopted an internal operating policy limiting the fund’s investment in privately issued residential mortgage-backed securities (“Private RMBS”) to no more than 25% of the fund’s assets. With respect to the treatment of privately issued commercial mortgage-backed securities (“Private CMBS”), the same funds have also adopted an internal operating policy to invest no more than 25% of their respective assets in Private CMBS. These policies are operating policies of the funds. They are not fundamental investment restrictions. If and when formal Staff guidance is published with respect to this issue, the Registrant will consider whether any modification of the Fund’s internal operating policies is necessary or appropriate.

*                         *                        *

In addition to these comments, the Staff requested that the Registrant make certain representations concerning PEA 242 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	J. Stephen King, Jr., Pacific Investment Management Company LLC

      Ryan Leshaw, Pacific Investment Management Company LLC

      Dino Capasso, Pacific Investment Management Company LLC

      Brendan C. Fox, Dechert LLP

EXHIBIT

PIMCO Funds

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

January 29, 2013

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         PIMCO Funds (the “Registrant”) (File Nos. 033-12113, 811-05028)

In connection with a response being made on behalf of the Registrant to comments provided with respect Post-Effective Amendment No. 242 to the Registrant’s registration statement under the Securities Act of 1933 and Amendment No. 317 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on November 15, 2012 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Brendan C. Fox at (202) 261-3381 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow

Vice President

cc:	Brendan C. Fox

      Adam T. Teufel

      J. Stephen King, Jr.

      Ryan Leshaw

      Dino Capasso